December 6, 2018

Seth Molod
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Ave, Suite 1
Lakewood, NJ 08701

       Re: Lightstone Value Plus Real Estate Investment Trust, Inc.
           Form 10-K filed March 12, 2018
           File No. 000-52610

Dear Mr. Molod:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate and
                                                           Commodities